UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2017

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

KiryatMatalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

As previously reported, on July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit filed in June 2015 against Can-Fite BioPharma Ltd. (the “Company”) as a class action and awarded to the Company a payment by the claimant of an amount of NIS 50,000 to pay its expenses in relation to such lawsuit. The Company was advised that on October 26, 2017, the claimant filed a petition with the Supreme Court appealing the District Court decision. The Company believes that the ruling of the District Court is not likely to be overturned.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: October 27, 2017	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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